UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Cinergy Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation: February 23, 1994

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company: Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Lynn J. Good, Vice President and Comptroller,
139 East Fourth Street, Cincinnati, Ohio 45202

        Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Cinergy Corp.

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.	Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.	Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.	Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.	Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.	Collection of Information. The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 (“Act”) require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

ANNUAL REPORT OF CINERGY SERVICES, INC.

For the Year Ended December 31, 2003

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                        Schedule or
Description of Schedules and Accounts                                   Account No.
-------------------------------------                                   -----------

Comparative Balance Sheets - Assets                                   Schedule I
Comparative Balance Sheets - Liabilities                              Schedule I
 Service Company Property                                             Schedule II
 Accumulated Provision for Depreciation and
    Amortization of Service Company Property                          Schedule III
Investments                                                           Schedule IV
Accounts Receivable from Associate Companies                          Schedule V
Fuel Stock Expenses Undistributed                                     Schedule VI
Stores Expense Undistributed                                          Schedule VII
Miscellaneous Current and Accrued Assets                              Schedule VIII
Miscellaneous Deferred Debits                                         Schedule IX
Research, Development, or Demonstration Expenditures                  Schedule X
Proprietary Capital                                                   Schedule XI
Long-term Debt                                                        Schedule XII
Current and Accrued Liabilities                                       Schedule XIII
Notes to Financial Statements                                         Schedule XIV
Comparative Income Statements                                         Schedule XV
Analysis of Billing - Associate Companies                             Account 457
Analysis of Billing - Nonassociate Companies                          Account 458
Analysis of Charges for Service - Associate
    and Nonassociate Companies                                        Schedule XVI
Schedule of Expense Distribution by Department
    or Service Function                                               Schedule XVII
Departmental Analysis of Salaries                                     Account 920
Outside Services Employed                                             Account 923
Employee Pensions and Benefits                                        Account 926
General Advertising Expenses                                          Account 930.1
Miscellaneous General Expenses                                        Account 930.2
Rents                                                                 Account 931
Taxes Other Than Income Taxes                                         Account 408
Donations                                                             Account 426.1
Other Deductions                                                      Account 426.5
Notes to Statements of Income                                         Schedule XVIII

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements

Organization Chart
Methods of Allocation
Annual Statement of Compensation for Use of Capital Billed

Annual Report of Cinergy Services, Inc.
As of December 31, 2003 and 2002

Schedule I - COMPARATIVE BALANCE SHEETS

Give balance sheet of the Company as of December 31 of the current and prior year

                                                                              REF                  December
    ACCOUNT                       ASSETS AND OTHER DEBITS                    SCHED            2003           2002
----------------- -------------------------------------------------------- ----------- -------------------------------
                                                                                                 (unaudited)

                  SERVICE COMPANY PROPERTY
                  ------------------------
      101         Service Company Property                                     II      $   44,564,233   $  43,330,345
      107         Construction Work in Progress                                II          19,057,345       5,109,966
                                                                                        -------------   -------------
                           Total Property                                                  63,621,578      48,440,311

      108         Accumulated Provision for Depreciation and
                  Amortization of Service Company Property                    III         (33,789,123)    (29,366,318)
                                                                                         -------------   -------------
                           Net Service Company Property                                    29,832,455      19,073,993

                  INVESTMENTS
                  -----------
      123         Investments in Associate Companies                           IV                   -               -
      124         Other Investments                                            IV          12,482,584      11,062,286
                                                                                        -------------   -------------
                           Total Investments                                               12,482,584      11,062,286

                  CURRENT AND ACCRUED ASSETS
                  --------------------------
      131         Cash                                                                      1,303,297      41,806,423
      134         Special Deposits                                                                  -               -
      135         Working Funds                                                                 4,148             636
      136         Temporary Cash Investments                                   IV                   -               -
      141         Notes Receivable                                                                  -               -
      143         Accounts Receivable                                                       1,429,031       2,823,568
      144         Accumulated Provision for Uncollectible Accounts                                  -               -
      145         Notes Receivable from Associate Companies (Note 3)                      113,667,284      79,597,852
      146         Accounts Receivable from Associate Companies                 V           58,208,071      29,720,434
      152         Fuel Stock Expenses Undistributed                            VI                   -               -
      154         Materials and Supplies                                                            -               -
      163         Stores Expense Undistributed                                VII                   -               -
      165         Prepayments                                                               3,773,862       6,583,726
      174         Miscellaneous Current and Accrued Assets                    VIII                  -               -
                                                                                        -------------   -------------
                           Total Current and Accrued Assets                               178,385,693     160,532,639

                  DEFERRED DEBITS
                  ---------------
      181         Unamortized Debt Expense                                                          -               -
      184         Clearing Accounts                                                                 -               -
      186         Miscellaneous Deferred Debits                                IX          18,920,701      20,070,285
      188         Research, Development, or Demonstration Expenditures         X                    -               -
      190         Accumulated Deferred Income Taxes (Note 6)                               30,588,971      18,907,504
                                                                                        -------------   -------------
                           Total Deferred Debits                                           49,509,672      38,977,789

                  TOTAL ASSETS AND OTHER DEBITS                                        $  270,210,404   $ 229,646,707
                                                                                       ==============   =============

Annual Report of Cinergy Services, Inc.
As of December 31, 2003 and 2002

Schedule I — COMPARATIVE BALANCE SHEETS (Continued)

                                                                             REF                December
    ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL              SCHED         2003             2002
----------------- ------------------------------------------------------- ----------- -----------------------------
                                                                                                (unaudited)

                  PROPRIETARY CAPITAL
                  -------------------
      201         Common Stock Issued (Note 2)                                XI      $         4    $         4
      208         Donations Received from Stockholders                        XI          155,346        155,346
      211         Miscellaneous Paid-In-Capital                               XI              999            999
      215         Appropriated Retained Earnings                              XI                -              -
      216         Unappropriated Retained Earnings                            XI                -              -
      219         Accumulated Other Comprehensive Income (Loss) (Note 7)      XI      (29,819,901)   (15,968,865)
                                                                                      ------------   ------------
                             Total Proprietary Capital                                (29,663,552)   (15,812,516)

                  LONG-TERM DEBT
                  --------------
      223         Advances From Associate Companies                          XII                -              -
      224         Other Long-Term Debt                                       XII                -              -
      225         Unamortized Premium on Long-Term Debt                                         -              -
      226         Unamortized Discount on Long-Term Debt                                        -              -
                                                                                      ------------  ------------
                             Total Long-Term Debt                                               -              -

                  CURRENT AND ACCRUED LIABILITIES
                  -------------------------------
      231         Notes Payable                                                                 -              -
      232         Accounts Payable                                                     30,977,133     25,549,475
      233         Notes Payable To Associate Companies                       XIII               -              -
      234         Accounts Payable to Associate Companies                    XIII         425,000      2,796,053
      235         Customer Deposits                                                             -              -
      236         Taxes Accrued (Note 6)                                                3,265,633      1,885,473
      237         Interest Accrued                                                              -              -
      238         Dividends Declared                                                            -              -
      241         Tax Collections Payable (Note 6)                                      1,909,397      1,881,288
      242         Miscellaneous Current and Accrued Liabilities              XIII       9,958,268      2,699,476
                                                                                      ------------   -----------
                             Total Current and Accrued Liabilities                     46,535,431     34,811,765

                  DEFERRED CREDITS
                  ----------------
      228         Accumulated Provisions for Pensions and Benefits (Note 5)            68,414,358     52,829,674
      253         Other Deferred Credits (Pensions and Benefits) (Note 5)             185,198,875    158,548,206
      255         Accumulated Deferred Investment Tax Credits                                   -              -
                                                                                      ------------  ------------
                             Total Deferred Credits                                   253,613,233    211,377,880

      282         ACCUMULATED DEFERRED INCOME TAXES                                      (274,708)      (730,422)
                  ---------------------------------                                      ---------      ---------

                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          $270,210,404   $229,646,707
                                                                                     ============   ============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule II — SERVICE COMPANY PROPERTY

                                                   BALANCE AT                  RETIREMENTS                  BALANCE
                                                    BEGINNING                       OR         OTHER        AT CLOSE
  ACCOUNT                DESCRIPTION                 OF YEAR      ADDITIONS       SALES      CHANGES(1)     OF YEAR
------------ ---------------------------------- --------------- ------------- ------------- ------------ ------------

             SERVICE COMPANY PROPERTY
             ------------------------
    301      Organization                        $         -    $         -   $         -  $         -   $         -
    303      Miscellaneous Intangible Plant                -              -             -            -             -
    304      Land and Land Rights                          -              -             -            -             -
    305      Structures and Improvements                   -              -             -            -             -
    306      Leasehold Improvements                5,452,455        299,871             -      (19,260)    5,733,066
    307      Equipment (2)                                 -              -             -            -             -
    308      Office Furniture and Equipment        5,432,447        757,010             -       19,260     6,208,717
    309      Automobiles, Other Vehicles and
                Related Garage Equipment                   -              -             -            -             -
    310      Aircraft and Airport Equipment                -              -             -            -             -
    311      Other Service Company Property (3)   32,445,443      1,185,176    (1,008,169)           -    32,622,450
                                                 ------------    -----------   ----------- -----------   -----------

                        Sub-Total                 43,330,345      2,242,057    (1,008,169)           -    44,564,233

    107      Construction Work in Progress (4)     5,109,966     15,891,574             -   (1,944,195)   19,057,345
                                                 ------------    -----------   ----------- -----------   -----------

                        Total                    $48,440,311    $18,133,631   $(1,008,169) $(1,944,195)  $63,621,578
                                                 ============    ===========   =========== ===========   ===========

NOTES:

(1) Provide an explanation of those changes considered material: Transferred to Plant-in-Service     (1,942,186)
                                                                                                          Other                                                  (2,009)                                                                                                                                                               --------------                                                                                                                                                               (1,944,195)
(2) Subaccounts are required for each class of equipment owned:  None

(3) Describe Other Service Company Property: Computer Software $32,622,450

(4) Describe Construction Work in Progress: Computer Software $19,049,727, Leasehold Improvements $7,618

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule III — ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                 BALANCE AT                                     OTHER            BALANCE
                                                 BEGINNING                                     CHANGES          AT CLOSE
  ACCOUNT               DESCRIPTION               OF YEAR       ADDITIONS    RETIREMENTS   ADD (DEDUCT) (1)      OF YEAR
----------- ----------------------------------  --------------  ----------- ------------- ------------------  -------------

            SERVICE COMPANY PROPERTY
            ------------------------
    301     Organization                       $          -    $        -   $        -        $ -              $          -
    303     Miscellaneous Intangible Plant                -             -            -               -                    -
    304     Land and Land Rights                          -             -            -               -                    -
    305     Structures and Improvements                   -             -            -               -                    -
    306     Leasehold Improvements                 (632,216)     (577,764)           -               -           (1,209,980)
    307     Equipment                                     -             -            -               -                    -
    308     Office Furniture and Equipment       (2,400,637)     (453,563)           -               -           (2,854,200)
    309     Automobiles, Other Vehicles and
               Related Garage Equipment                   -             -            -               -                    -
    310     Aircraft and Airport Equipment                -             -            -               -                    -
    311     Other Service Company Property      (26,333,465)    (4,366,042)  1,008,169         (33,605)         (29,724,943)
                                               -------------    -----------  ----------   -------------        -------------

                           Total               $(29,366,318)   $(5,397,369) $1,008,169        $(33,605)        $(33,789,123)
                                               =============    ===========  ==========   =============        =============
----------------------------------------------------------------------------------------------------------------------------

NOTES:
    (1)   Provide an explanation of those changes considered material: None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule IV —INVESTMENTS

INSTRUCTIONS:      Complete the following schedule concerning investments.

Under Account 124,  “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

                                                                         BALANCE AT    BALANCE AT
                                                                         BEGINNING       CLOSE
                                      DESCRIPTION                         OF YEAR       OF YEAR
                                      -----------                         -------       -------

                 Account 123 - Investments in Associate Companies     $          -   $          -
                                                                      -------------  ------------

                                                     Total            $          -   $          -
                                                                      =============  ============

                 Account 124 - Other Investments
                 Rabbi Trust                                          $  7,899,383   $  8,953,701
                 Voluntary Employee's Beneficiary Association (VEBA)         3,215          4,205
                 Cash Surrender Value of Executive
                    Life Insurance Policies                              3,159,688      3,524,678
                                                                      -------------  ------------

                                                     Total            $ 11,062,286   $ 12,482,584
                                                                      =============  ============

                 Account 136 - Temporary Cash Investments             $          -   $          -
                                                                      -------------  ------------

                                                     Total            $          -   $          -
                                                                      =============  ============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                       BALANCE AT      BALANCE AT
                                                                        BEGINNING         CLOSE
                                      DESCRIPTION                        OF YEAR         OF YEAR
                                      -----------                        -------         -------

             Account 146 - Accounts Receivable from Associate Companies
             Cinergy Corp.                                             $  3,842,022   $ 26,981,262
             The Cincinnati Gas & Electric Company                        5,844,118     13,476,839
             The Union Light, Heat and Power Company                      1,637,774      1,943,732
             Lawrenceburg Gas Company                                        67,470         51,832
             KO Transmission Company                                             68          2,092
             PSI Energy, Inc.                                            15,920,698     14,087,253
             Cinergy Wholesale Energy, Inc.                               2,408,284      1,665,061
                                                                       -------------  ------------

                                                 Total                 $ 29,720,434   $ 58,208,071
                                                                       =============  ============
Analysis Of Convenience Or Accommodation Payments: None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

                               DESCRIPTION                       LABOR    EXPENSES   TOTAL
                               -----------                       -----    --------   -----

            Account 152 - Fuel Stock Expenses Undistributed      $   -      $   -     $   -
                                                                 -----      -----     -----

                                                Total            $   -      $   -     $   -
                                                                 =====      =====     =====
Summary: None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                               DESCRIPTION                     LABOR     EXPENSES    TOTAL
                               -----------                     -----     --------    -----

               Account 163 - Stores Expense Undistributed      $   -     $     -     $   -
                                                               ------    --------    -----

                                               Total           $   -     $     -     $   -
                                                               ======    ========    =====

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule VIII — MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                             BALANCE AT    BALANCE AT
                                                             BEGINNING        CLOSE
                              DESCRIPTION                     OF YEAR        OF YEAR
                              -----------                     -------        -------

              Account 174 - Miscellaneous Current
                       and Accrued Assets                     $    -          $   -
                                                              --------        -------

                                               Total          $    -          $   -
                                                              ========        =======

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                    BALANCE AT     BALANCE AT
                                                                    BEGINNING        CLOSE
                               DESCRIPTION                           OF YEAR        OF YEAR
                               -----------                           -------        -------

      Account 186 - Miscellaneous Deferred Debits
      Intangible Asset Associated with Non-qualified Pension Plans  $12,439,839   $11,493,598
      Intangible Asset Associated with Qualified Pension Plans        7,607,967     7,398,763
      Other Miscellaneous Deferred Debits                                22,479        28,340
                                                                   ------------   -----------

                                                Total               $20,070,285   $18,920,701
                                                                   ============   ===========

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule X — RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                          DESCRIPTION                 AMOUNT
                                          -----------                 ------

                    Account 188 - Research, Development, or
                    Demonstration Expenditures                        $    -
                                                                      ------

                                                         Total        $    -
                                                                      ======

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XI — PROPRIETARY CAPITAL

                                            NUMBER            PAR OR                            CLOSE OF
     ACCOUNT                              OF SHARES        STATED VALUE     OUTSTANDING          PERIOD
     NUMBER        CLASS OF STOCK         AUTHORIZED        PER SHARE      NO. OF SHARES      TOTAL AMOUNT
     ------        --------------         ----------        ---------      -------------      ------------

      201       Common Stock Issued          100              $ 0.05             70              $   4
INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                             DESCRIPTION                                   AMOUNT
                             -----------                                   ------

      208      Donations Received from Stockholders                    $    155,346
      211      Miscellaneous Paid-In-Capital                                    999
      215      Appropriated Retained Earnings                                     -
      216      Unappropriated Retained Earnings                                   -
      219      Accumulated Other Comprehensive Income (Loss)            (29,819,901)(1)
                                                                      --------------
                                                                       $(29,663,556)

(1)     See Note 7 for a description of Accumulated Other Comprehensive Income (Loss).

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XII — LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 —Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                               TERMS OF OBLIGATION                              BALANCE AT                           BALANCE
                                                 CLASS & SERIES    DATE OF  INTEREST   AMOUNT   BEGINNING                           AT CLOSE
               NAME OF CREDITOR                   OF OBLIGATION    MATURITY   RATE   AUTHORIZED  OF YEAR   ADDITIONS  DEDUCTIONS(1)  OF YEAR
---------------------------------------------------------------------------------------------------------------------------------------------

Account 223 - Advances from Associate Companies      None                               $  -      $  -        $  -       $  -        $    -
                                                                                        ----------------------------------------------------

                Total                                                                   $  -      $  -        $  -       $  -        $    -

Account 224 - Other Long-Term Debt                   None                               $  -      $  -        $  -       $  -        $    -
                                                                                        ----------------------------------------------------

                Total                                                                   $  -      $  -        $  -       $  -        $    -

NOTES:

(1)     Give an explanation of deductions: None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                         BALANCE AT      BALANCE AT
                                                                          BEGINNING         CLOSE
                                   DESCRIPTION                             OF YEAR         OF YEAR
                                   -----------                             -------         -------

           Account 233 - Notes Payable to
                Associate Companies                                       $        -     $        -
                                                                          ----------     ----------

                                          Total                           $        -     $        -

           Account 234 - Accounts Payable to
                Associate Companies
           Cinergy Power Generation Services, LLC                         $2,621,053     $        -
           Tri-State Improvement                                             175,000        425,000
                                                                          ----------     ----------

                                          Total                           $2,796,053     $  425,000

           Account 242 - Miscellaneous Current and
                Accrued Liabilities
           Transaction Fees                                               $ (106,756)    $        -
           Reserve for Employee Retirement and Vacation Entitlement                -      8,441,690
           Reserve for Incurred But Not Reported Medical/Dental Costs      2,805,156      1,515,509
           Other Miscellaneous Current and Accrued Liabilities (1)             1,076          1,069
                                                                          ----------     ----------

                                          Total                           $2,699,476     $9,958,268

(1)    The beginning balance for the Other Miscellaneous Current and Accrued Liabilities is made up of a grouping of four items. The balance at the close of the year is made up of a grouping of five items.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. Summary of Significant Accounting Policies

(a) Nature of Operations

Cinergy Corp. (Cinergy), a Delaware corporation organized in 1993, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utilities. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. In addition to those listed above, Cinergy’s other principal subsidiaries are Cinergy Investments, Inc. and Cinergy Wholesale Energy, Inc.

Services, a Delaware corporation, is the service company for the Cinergy consolidated group, providing member companies with a variety of centralized administrative, management, and support services.

(b) Presentation

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

  the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements;
  the disclosure of contingent assets and liabilities at the dates of the financial statements; and
  the reported amounts of revenues and expenses in the Comparative Statements of Income during the reporting periods.

(c) Regulation

Services is subject to regulation by the SEC under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(d) Service Company Property

Services’ property includes computer software, property and equipment that is in use, being held for future use, or under construction and is recorded at its original cost, which includes:

  materials;
  contractor fees;
  salaries;
  payroll taxes;
  fringe benefits; and
  other miscellaneous amounts.
Depreciation and Amortization

Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 2003 was 9.19% and for 2002 was 10.41%. Software is amortized over a five-year period at an annual rate of 20%.

(e) Federal and State Income Taxes

Cinergy and its subsidiaries file a consolidated federal income tax return and combined/consolidated state and local tax returns in certain jurisdictions. Cinergy and its subsidiaries have an income tax allocation agreement, which conforms to the requirements of the PUHCA. The corporate taxable income method is used to allocate tax benefits to the subsidiaries whose investments or results of operations provide those tax benefits. Any tax liability not directly attributable to a specific subsidiary is allocated proportionately among the subsidiaries as required by the agreement.

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as Accumulated Deferred Income Taxes in the Comparative Balance Sheets and are based on currently enacted income tax rates.

(f) Pension and Other Postretirement Benefits

Cinergy provides benefits to retirees in the form of pension and other postretirement benefits. Cinergy’s reported costs of providing these pension and other postretirement benefits are developed by actuarial valuations and are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Changes made to the provisions of the plans may impact current and future pension costs. Pension costs associated with Cinergy’s defined benefit plans are impacted by employee demographics, the level of contributions Cinergy makes to the plan, and earnings on plan assets. These pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation. Other postretirement benefit costs are impacted by employee demographics, per capita claims costs, and health care cost trend rates and may also be affected by changes in key actuarial assumptions, including the discount rate used in determining the accumulated postretirement benefit obligation. Cinergy reviews and updates its actuarial assumptions on an annual basis, unless plan amendments or other significant events require earlier remeasurement at an interim period. For additional information on pension and other postretirement benefits, see Note 5.

(g) Income and Expenses

The services provided to affiliated companies are provided at cost and in accordance with the SEC regulations under the PUHCA. Services provides to the affiliated companies a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. The costs of these services are charged on a direct basis or, for general costs which cannot be directly attributed, based on predetermined allocation factors defined in the service agreements between Services and the client companies. (See Methods of Allocation.)

2. Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 2003, and December 31, 2002. Cinergy holds all of Services’ outstanding common stock.

3. Notes Receivable from Associate Companies

Cinergy, Services, and Cinergy’s utility companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, the companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy) participating under this arrangement. This surplus cash may be from internal or external sources. The amounts outstanding under this money pool arrangement are shown as Notes Receivables from Associate Companies on Services Comparative Balance Sheets.

4. Leases

Services has entered into operating lease agreements for various facilities and properties, such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past two years are detailed below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2003, for Services:

--------------------------------------------------------------------------------------------------

               Lease Expense                         Estimated Minimum Payments
                                                                                 There-
              2002      2003        2004      2005      2006     2007     2008    after    Total
              ----      ----        ----      ----      ----     ----     ----    -----    -----
                                                 (in millions)

Services      $36       $42         $19       $13        $9       $6       $2       $5      $54

--------------------------------------------------------------------------------------------------

5. Pension and Other Postretirement Benefits

Cinergy’s qualified defined benefit pension plans, of which Services is a participant, cover substantially all of its United States (U.S.) employees meeting certain minimum age and service requirements. During 2002, eligible Cinergy employees were offered the opportunity to make a one-time election, effective January 1, 2003, to either continue to have their pension benefit determined by the traditional defined benefit pension formula or to have their benefit determined using a cash balance formula. The traditional defined benefit program utilizes a final average pay formula to determine pension benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base or benefit amount.

Benefits are accrued under the cash balance formula based upon a percentage of pay plus interest. In addition, participants with the cash balance formula may request a lump-sum cash payment upon termination of their employment, which may result in increased cash requirements from pension plan assets. Benefits earned under the traditional defined benefit pension formula ceased accruing at December 31, 2002, only for those employees who elected the cash balance formula. There was no change to retirement benefits earned through December 31, 2002, in converting to the cash balance formula. The pension benefits of employees hired after December 31, 2002, are calculated using the cash balance formula.

The introduction of the defined benefit plan with cash balance features did not have a material effect on our financial position or results of operations for 2003.

Funding for the qualified defined benefit pension plans is based on actuarially determined contributions, the maximum of which is generally the amount deductible for income tax purposes and the minimum being that required by the Employee Retirement Income Security Act of 1974, as amended. The pension plans’ assets consist of investments in equity and debt securities.

Cinergy’s investment strategy with respect to pension assets is designed to achieve a moderate level of overall portfolio risk in keeping with our desired risk objective, which is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The portfolio’s target asset allocation is 60 percent equity and 40 percent debt with specified allowable ranges around these targets. Within the equity segment, we are broadly diversified across domestic, developed international, and emerging market equities, with the largest concentration being domestic. Further diversification is achieved through allocations to growth/value and small-, mid-, and large-cap equities. Within the debt segment, we principally maintain separate “core plus” and “core” portfolios. The “core plus” portfolio makes tactical use of the “plus” sectors (e.g., high yield, developed international, emerging markets, etc.) while the “core” portfolio is a domestic, investment grade portfolio. The use of derivatives is currently limited to collateralized mortgage obligations and asset-backed securities. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

Cinergy’s qualified pension plan asset allocation at September 30, 2003 and 2002 by asset category was as follows:

----------------------------------------------------------------------------------------------------

                                                                        Percentage of Fair Value of
                                                                        Plan Assets at September 30
                        Asset Category                                    2003            2002
                        --------------                                    ----            ----

Equity securities(1)                                                       62%             50%
Debt securities(2)                                                         38%             50%

 (1) The portfolio's target asset allocation is 60 percent equity with an allowable range of 50 percent to 70 percent.
 (2) The portfolio's target asset allocation is 40 percent debt with an allowable range of 30 percent to 50 percent.

-----------------------------------------------------------------------------------------------------

Cinergy, including Services, provides certain health care and life insurance benefits to its retired U.S. employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments.

In addition, Cinergy sponsors non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999. This trust, which consists of equity (63 percent) and debt (37 percent) securities at December 31, 2003, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions. At December 31, 2003 and 2002, trust assets were approximately $9 million and $8 million, respectively, and are reflected in Cinergy’s Balance Sheets as Other investments.

In 2003, Cinergy offered voluntary early retirement programs to certain individuals. In accordance with Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88), Cinergy recognized an expense of $8.5 million in 2003.

Based on preliminary estimates, Cinergy expects 2004 contributions of $107 million for qualified pension benefits. In addition, Cinergy expects to make contributions of $8 million and $27 million in 2004 for non-qualified pension benefits and other postretirement benefits, respectively.

Cinergy’s benefit plans’ costs for the past two years, as well as the actuarial assumptions used in determining these costs, included the following components:

----------------------------------------------------------------------------------------------------------------
                                                                                                    Other
                                                  Qualified Pension      Non-Qualified Pension  Postretirement
                                                     Benefits               Benefits               Benefits
----------------------------------------------------------------------------------------------------------------
                                                   2003       2002        2003        2002       2003       2002
                                                   ----       ----        ----        ----       ----       ----
                                                                           (in millions)

  Service cost                                  $  31.3      $ 27.3      $ 3.3       $ 2.7      $ 4.1     $  3.5
  Interest cost                                    85.9        79.2        6.4         5.1       22.4       19.6
  Expected return on plans' assets                (80.8)      (86.3)         -           -          -       (0.3)
  Amortization of transition (asset) obligation    (1.0)       (1.3)         -         0.1        3.3        5.0
  Amortization of prior service cost                4.8         6.2        1.3         0.9          -          -
  Recognized actuarial (gain) loss                    -        (5.4)       2.1         0.8        5.2        1.1
  Voluntary early retirement costs (Statement 88)   8.5        38.6          -         0.5          -          -
                                               ------------------------------------------------------------------
  Net periodic benefit cost                     $  48.7      $ 58.3      $13.1       $10.1      $35.0     $ 28.9

-----------------------------------------------------------------------------------------------------------------

The net periodic benefit cost for Cinergy and Services were as follows:

  -----------------------------------------------------------------------------------------------------
                                                                                             Other
                                         Qualified Pension   Non-Qualified Pension      Postretirement
                                             Benefits               Benefits               Benefits
  -----------------------------------------------------------------------------------------------------
                                         2003       2002        2003        2002       2003       2002
                                         ----       ----        ----        ----       ----       ----
                                                                 (in millions)

    Cinergy(1)                        $  48.7     $  58.3    $  13.1     $  10.1    $  35.0    $  28.9
    Services                             19.3        20.2       11.1         8.0        5.2        4.2

  (1)Includes amounts related to Services.

  -----------------------------------------------------------------------------------------------------

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2003 and 2002, and a statement of the funded status for both years. Cinergy uses a September 30 measurement date for its defined benefit pension plans and other postretirement benefit plans.

----------------------------------------------------------------------------------------------------------------------------
                                                         Qualified           Non-Qualified Pension     Other Postretirement
                                                      Pension Benefits             Benefits                  Benefits
----------------------------------------------------------------------------------------------------------------------------
                                                     2003         2002         2003         2002        2003         2002
                                                     ----         ----         ----         ----        ----         ----
                                                                                 (in millions)
Change in benefit obligation

Benefit obligation at beginning of period          $  1,314.9   $  1,083.5   $  97.8     $  70.9      $  343.2      $ 270.4

Service cost                                             31.3         27.3       3.3         2.7           4.1          3.5
Interest cost                                            85.9         79.2       6.4         5.1          22.4         19.6
Amendments(1)                                             0.3         43.3       0.1         4.5          (3.3)       (12.3)
Actuarial loss                                           97.9        156.5       7.4        20.6          54.3         80.2
Benefits paid                                           (72.5)       (74.9)     (7.4)       (6.0)        (22.0)       (18.2)
                                                  ------------  -----------  -----------  ----------  -----------   --------

Benefit obligation at end of period                   1,457.8      1,314.9     107.6        97.8         398.7        343.2

Change in plan assets

Fair value of plan assets at beginning of period        756.5        875.4         -           -             -            -

Actual return on plan assets                            119.3        (48.0)        -           -             -            -
Employer contribution                                    74.0          4.0       7.4         6.0          22.0         18.2
Benefits paid                                           (72.5)       (74.9)     (7.4)       (6.0)        (22.0)       (18.2)
                                                  ------------  -----------  -----------  ----------  -----------   --------

Fair value of plan assets at end of period              877.3        756.5         -           -             -            -

------------------------------------------------- ------------  -----------  -----------  ----------  -----------   --------
                                                       (580.5)      (558.4)    (107.6)     (97.8)       (398.7)      (343.2)
Funded status

Unrecognized prior service cost                          35.4         48.4      12.3        13.5             -            -
Unrecognized net actuarial loss                         255.5        196.2      43.1        37.6         175.7        125.5
Unrecognized net transition (asset) obligation           (0.8)        (1.9)      -           0.1          26.9         33.5
                                                  ------------  -----------  -----------  ----------  -----------   --------

Benefit cost at December 31                        $   (290.4)  $   (315.7)  $ (52.2)    $ (46.6)     $ (196.1)     $(184.2)

Amounts recognized in balance sheets

Accrued benefit liability                          $   (366.2)  $   (353.0)  $ (100.5)   $ (89.0)     $ (196.1)     $(184.2)
Intangible asset                                         22.1         32.6      12.3        13.6             -            -
Accumulated other comprehensive income (pre-tax)         53.7          4.7      36.0        28.8             -            -
                                                  ------------  -----------  -----------  ----------  -----------   --------

Net recognized at end of period                    $   (290.4)  $   (315.7)  $ (52.2)    $ (46.6)     $ (196.1)     $(184.2)

------------------------------------------------------------------------------------------------------------------------------
(1)	For 2003, the amount of $0.3 million includes $8.5 million of voluntary early retirement expenses in accordance with Statement 88, as previously discussed. For 2002, the amount of $43.3 million and $4.5 million includes $38.6 million and $0.5 million, respectively of voluntary early retirement expenses in accordance with Statement 88, as previously discussed.

The accumulated benefit obligation for the qualified defined benefit pension plans was $1,237.3 million and $1,101.7 million for 2003 and 2002, respectively. The accumulated benefit obligation for the non-qualified defined benefit pension plans was $102.1 million and $90.4 million for 2003 and 2002, respectively.

The weighted-average assumptions used to determine benefit obligations were as follows:

               ------------------------------------------------------------------------------------------------
                                                                                                    Other
                                                          Qualified         Non-Qualified       Postretirement
                                                        Pension Benefits   Pension Benefits        Benefits
               ------------------------------------------------------------------------------------------------
                                                       2003      2002      2003     2002      2003      2002
                                                       ----      ----      ----     ----      ----      ----

               Discount rate                           6.25%     6.75%     6.25%     6.75%    6.25%     6.75%
               Rate of future compensation increase    4.00      4.00      4.00      4.00      N/A       N/A

             ---------------------------------------------------------------------------------------------------

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, were as follows.

              ------------------------------------------------------------------------------------------------
                                                                                                   Other
                                                          Qualified         Non-Qualified      Postretirement
                                                       Pension Benefits   Pension Benefits        Benefits
              ------------------------------------------------------------------------------------------------
                                                      2003      2002      2003     2002      2003      2002
                                                      ----      ----      ----     ----      ----      ----

              Discount rate                           6.75%     7.50%     6.75%    7.50%     6.75%     7.50%
              Expected return on plans' assets        9.00      9.25       N/A      N/A       N/A      3.00
              Rate of future compensation increase    4.00      4.00      4.00     4.00       N/A       N/A

              ------------------------------------------------------------------------------------------------

Cinergy’s expected long-term rate of return on plan assets is based on a calculation provided by an independent investment-consulting firm. The calculation of the expected return is a two-step process. Capital market assumptions (e.g., forecasts) are first developed for various asset classes based on underlying fundamental and economic drivers of performance. Such drivers for equity and debt instruments include profit margins, dividend yields, and interest paid for use of capital. Risk premiums for each asset class are then developed based on factors such as expected illiquidity, credit spreads, inflation uncertainty and country/currency risk. Current valuation factors such as present interest and inflation rate levels underpin this process.

The assumptions are then modeled via a probability based multi-factor capital market methodology. Through this modeling process, a range of possible 10-year annualized returns are generated for each strategic asset class. Those returns falling at the 50th percentile are utilized in the calculation of Cinergy’s expected long-term rate of return. We periodically request a new calculation for use in validating our current expected long-term rate of return.

The assumed health care cost trend rates were as follows:

----------------------------------------------------------------------------------------------------

                                                                                  2003        2002
                                                                                  ----        ----

Health care cost trend rate assumed for next year                                 9.00%       7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) 5.00%       5.00%
Year that the rate reaches the ultimate trend rate                                2008        2008

----------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------------------------------------
                                                          One-Percentage-   One-Percentage-Point
                                                          Point Increase          Decrease
------------------------------------------------------------------------------------------------
                                                                      (in millions)

Effect on total of service and interest cost components       $ 4.1                $(3.5)

Effect on accumulated postretirement benefit obligation        52.1                (45.7)

------------------------------------------------------------------------------------------------

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit to retirees as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is actuarially equivalent to the benefit provided by Medicare. In January 2004, the Financial Accounting Standards Board (FASB) staff issued FASB Staff Position 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-1). FSP 106-1 allows sponsors of postretirement health care plans that provide a prescription drug benefit to make a one-time election to defer accounting for certain provisions of the Act until further authoritative guidance is issued by FASB. Alternatively, sponsors not electing the deferral option must account for the effects of the Act. Cinergy is required to make its election on whether it will defer accounting for the effects of the Act by the first quarter of 2004. Cinergy expects that it will not elect the deferral option but will account for the subsidy as a reduction of our accumulated postretirement benefit obligation with actuarial gain/loss treatment.

In accordance with the provisions of Statement 106, the Act had no effect on Cinergy’s reported 2003 accumulated postretirement benefit obligation, measured at September 30, 2003, or our 2003 net periodic postretirement benefit costs. Cinergy expects that the FASB will issue final authoritative guidance on accounting for the subsidy during 2004. Depending upon the timing of such guidance and our conclusion of whether or not to defer reflecting the effects of the Act, our net periodic postretirement benefit costs reported during the interim periods of 2004 could change.

In January 2004, Cinergy announced to employees the creation of a new retiree Health Reimbursement Account (HRA) option, which will impact the postretirement healthcare benefits provided by Cinergy. HRAs are bookkeeping accounts that can be used to pay for qualified medical expenses after retirement. The majority of employees will have the opportunity to make a one-time election to remain in Cinergy’s current retiree healthcare program or to move to the new HRA option. The HRA option has no effect on current retirees receiving postretirement benefits from Cinergy. As is the case under the current retiree health program, employees who participate in the HRA option will become eligible to receive their HRA benefit only upon retirement on or after the age of 50 with at least five years of service. We expect that the impact of the new HRA option will not be material to our other postretirement benefit costs.

6. Income Taxes

Services’ net deferred income tax asset at December 31, 2003, and 2002, is as follows:

------------------------------------------------------------------------------------------
                                                              2003               2002
                                                              ----               ----

Deferred Income Tax Liability                              $  (274,708)    $  (730,422)

Deferred Income Tax Asset
  Accrued pension and other postretirement benefit
costs                                                       30,588,971      18,907,504
                                                           ------------    -------------

Net Deferred Income Tax Asset                              $30,863,679     $19,637,926
------------------------------------------------------------------------------------------

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 2003. The current tax liability is allocated among the members of the Cinergy consolidated group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

--------------------------------------------------------------------------------
                                                            2003         2002
                                                            ----         ----

Current Income Taxes
    Federal                                            $ 1,498,158   $ 196,754
    State                                                  377,352     585,169
                                                        -----------   ----------
         Total current income taxes                      1,875,510     781,923

Deferred Income Taxes
    Federal
      Pension and other postretirement benefit costs    (1,563,919)     76,119
    State
      Pension and other postretirement benefit costs      (389,822)   (413,349)
                                                        -----------   ----------
         Total deferred income taxes                    (1,953,741)   (337,230)
                                                        -----------   ----------

Total Income Taxes                                     $   (78,231)  $ 444,693
--------------------------------------------------------------------------------

7. Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The major components include net income, minimum pension liability adjustments and unrealized gains and losses on investment trusts.

Services records a minimum pension liability adjustment associated with our defined benefit pension plans when the unfunded accumulated benefit obligation is in excess of our accrued pension liabilities and the unrecognized prior service costs recorded as an intangible asset. The corresponding offset is recorded on the Balance Sheets in Accumulated Provisions for Pensions and Benefits and Other Deferred Credits (Pensions and Benefits).

Services records unrealized gains and losses on equity investments in trusts we have established for our benefit plans.

For further details of the pension plans’ assets and obligations see Note 5.

The elements of Comprehensive income and their related tax effects for the years ended 2003 and 2002 are as follows:

---------------------------------------------------------------------------------------------------------------------------------------
                                                                             Comprehensive Income

                                                                2003                                                 2002
                                           --------------------------------------------   ---------------------------------------------
                                                                 Tax                                          Tax
                                              Before-tax      (Expense)     Net-of-Tax     Before-tax       (Expense)    Net-of-Tax
                                                Amount         Benefit        Amount         Amount          Benefit       Amount
                                                ------         -------        ------         ------          -------       ------

Services

Net income                                  $          -  $        -    $          -      $          -     $        -    $          -

Other comprehensive income (loss):
    Minimum pension liability adjustment     (23,996,763)  9,624,031     (14,372,732)      (17,610,676)     7,156,295     (10,454,381)
    Unrealized gain (loss) on investment         873,715    (352,019)        521,696          (709,774)       283,895        (425,879)
trusts
                                           --------------------------------------------------------------------------------------------
Total other comprehensive income (loss)      (23,123,048)  9,272,012     (13,851,036)      (18,320,450)     7,440,190     (10,880,260)
                                           --------------------------------------------------------------------------------------------

Total comprehensive income (loss)           $(23,123,048) $9,272,012    $(13,851,036)     $(18,320,450)    $7,440,190    $(10,880,260)
                                           =============================================================================================
----------------------------------------------------------------------------------------------------------------------------------------

The after-tax components of Accumulated other comprehensive income (loss) as of December 31, 2003 and 2002 are as follows:

--------------------------------------------------------------------------------------------------------

                                        Accumulated Other Comprehensive Income (Loss) Classification
                                    --------------------------------------------------------------------

                                          Minimum             Unrealized
                                          Pension             Gain (Loss)        Total Accumulated
                                         Liability           on Investment      Other Comprehensive
                                        Adjustment              Trusts             Income (Loss)
                                        ----------              ------             -------------

Services

Balance at December 31, 2001           $ (4,584,669)          $ (503,936)           $ (5,088,605)
    Current-period change                (10,454,381)           (425,879)            (10,880,260)
                                       ----------------       ------------          --------------

Balance at December 31, 2002           $(15,039,050)          $ (929,815)           $(15,968,865)
    Current-period change               (14,372,732)             521,696             (13,851,036)
                                       ----------------       ------------          --------------

Balance at December 31, 2003           $(29,411,782)          $ (408,119)           $(29,819,901)
                                       ================       ============          ==============

--------------------------------------------------------------------------------------------------------

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XV — COMPARATIVE INCOME STATEMENTS

------------------------------------------------------------------------------------------
                                                                     December 31

ACCOUNT                     DESCRIPTION                       2003              2002
-------                     -----------                       ----              ----
                                                                     (unaudited)

           INCOME
           ------

  457      Services Rendered to Associate Companies       $470,467,694      $472,222,568
  458      Services Rendered to Nonassociate Companies               -                 -
  415      Jobbing and Contract Work                                 -                 -
  419      Other Interest Income                             1,520,423         1,692,511
                                                         -------------------------------

                                Total Income               471,988,117       473,915,079

           EXPENSE
           -------

  920      Salaries and Wages                              236,888,670       256,876,095
  921      Office Supplies and Expenses                     52,820,963        48,262,117
  922      Administrative Expenses Transferred - Credit              -               193
  923      Outside Services Employed                        40,944,914        45,717,402
  924      Property Insurance                                        -                 -
  925      Injuries and Damages                              2,113,661            41,490
  926      Employee Pensions and Benefits                   61,685,772        43,246,117
  928      Regulatory Commission Expense                       208,624         2,204,802
 930.1     General Advertising Expenses                        400,900                 -
 930.2     Miscellaneous General Expenses                   14,705,702        21,571,178
  931      Rents                                            40,557,555        33,248,508
  932      Maintenance of Structures and Equipment           5,356,378         5,445,800
403, 404   Depreciation and Amortization Expense             5,430,907         6,530,617
  408      Taxes Other Than Income Taxes                    13,173,570        10,614,365
  409      Income Taxes                                      1,875,510           781,923
  410      Provision for Deferred Income Taxes                  68,496          (337,230)
  411      Provision for Deferred Income Taxes - Credit     (2,022,237)                -
 411.5     Investment Tax Credit                                     -                 -
  421      Miscellaneous (Income) or Loss                   (2,223,903)         (288,298)
 426.1     Donations                                                 -                 -
 426.5     Other Deductions                                      2,635                 -
  427      Interest on Long-term Debt                                -                 -
  430      Interest on Debt to Associate Companies                   -                 -
  431      Other Interest Expense                                    -                 -
                                                         --------------------------------

                                Total Expense              471,988,117       473,915,079

                                NET INCOME or (LOSS)      $          -      $          -
                                                         ================================
------------------------------------------------------------------------------------------

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES — ACCOUNT 457

                                                            DIRECT        INDIRECT   COMPENSATION
                                                            COSTS           COSTS       FOR USE        TOTAL
                                                           CHARGED         CHARGED    OF CAPITAL       AMOUNT
                NAME OF ASSOCIATE COMPANY                   457-1           457-2        457-3         BILLED
---------------------------------------------------------------------------------------------------------------

Brownsville Power I, LLC                                    $12,518         $2,085         $ -        $14,603

Caledonia Power I, LLC                                       12,889          2,085           -         14,974

CinCap Madison, LLC (1)                                         660             29           -            689

CinCap VII, LLC (1)                                             154          2,463           -          2,617

Cinergy-Centrus Communications, Inc.                            128              -           -            128

Cinergy Canada, Inc.                                              5         11,819           -         11,824

Cinergy Capital & Trading, Inc.                             665,445        982,639           -      1,648,084

Cinergy Corp.                                             1,660,719      7,157,273           -      8,817,992

Cinergy Engineering, Inc.                                       464              -           -            464

Cinergy EPCOM College Park, LLC                              10,970              -           -         10,970

Cinergy EPCOM, LLC                                            5,055              -           -          5,055

Cinergy GASCO Solutions, LLC                                      5         11,820           -         11,825

Cinergy Global Power, Inc.                                  563,629        237,307           -        800,936

Cinergy Global Resources, Inc.                              902,277      4,637,781           -      5,540,058

Cinergy Investments, Inc.                                   249,915         21,451           -        271,366

Cinergy Marketing & Trading, LP                          12,464,449        745,433           -     13,209,882

Cinergy One, Inc.                                         1,430,316        274,003           -      1,704,319

Cinergy Power Generation Services, LLC                          849     17,375,605           -     17,376,454

Cinergy Solutions of Boca Raton, LLC                          1,569              -           -          1,569

Cinergy Solutions Holding Company, Inc.                     465,177      1,856,142           -      2,321,319

Cinergy Solutions of Narrows, LLC                            38,194              -           -         38,194

Cinergy Solutions of Cincinnati LLC                           2,628              -           -          2,628

Cinergy Solutions of Philadelphia, LLC                       10,633        194,243           -        204,876

Cinergy Solutions of Tuscola, Inc.                           12,123        152,356           -        164,479

Cinergy Solutions Operating Services of Lansing, LLC         23,816              -           -         23,816

Cinergy Solutions Operating Services of Oklahoma, LLC        26,701              -           -         26,701

Cinergy Solutions Operating Services of Shreveport, LLC      31,483              -           -         31,483

Cinergy Solutions of Rock Hill, LLC                           3,662              -           -          3,662

Cinergy Solutions of St Bernard, LLC                         21,560              -           -         21,560

Cinergy Solutions, Inc.                                   1,407,631        483,310           -      1,890,941

Cinergy Supply Network, Inc.                                 16,499          6,097           -         22,596

Cinergy Technologies, Inc.                                        -            700           -            700

Cinergy Technology, Inc.                                        505           (581)          -            (76)

Cinergy Telecommunications Holding Company, Inc.              2,625              -           -          2,625

Cinergy Ventures, LLC                                     1,091,811        117,911           -      1,209,722

Cinergy Wholesale Energy, Inc.                                    -           (581)          -           (581)

CSGP of Southeast Texas, LLC                                 47,556      1,073,042           -      1,120,598

CSGP Services, L.P.                                           1,000              -           -          1,000

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES — ACCOUNT 457 (Continued)

                                                  DIRECT       INDIRECT  COMPENSATION
                                                  COSTS          COSTS      FOR USE       TOTAL
                                                 CHARGED        CHARGED   OF CAPITAL      AMOUNT
                NAME OF ASSOCIATE COMPANY         457-1          457-2       457-3        BILLED
----------------------------------------------------------------------------------------------------

KO Transmission Company                             4,399        19,982        -            24,381

Lansing Grand River Utilities, LLC                      -       105,813        -           105,813

Lawrenceburg Gas Company                          163,611       423,810        -           587,421

LH1, LLC                                            8,914             -        -             8,914

Miami Power Corporation                             1,222             -        -             1,222

Oak Mountain Products, LLC                        183,280       688,964        -           872,244

PSI Energy, Inc.                               57,182,893   135,368,590        -       192,551,483

The Cincinnati Gas & Electric Company          51,972,948   144,509,548        -       196,482,496

The Union Light, Heat and Power Company         6,455,877    15,587,224        -        22,043,101

Tri-State Improvement Company                      99,538        10,993        -           110,531

Vestar, Inc.                                      118,526     1,031,510        -         1,150,036
                                             -------------------------------------------------------

                                    TOTAL    $137,376,828  $333,090,866       $-      $470,467,694
                                             =======================================================

(1)    Reflects only January 2003 activity. In February 2003, the FERC issued an order under Section 203 of the Federal Power Act authorizing PSI’s acquisition of these plants, which occurred on February 5, 2003. Activity for the remainder of 2003 is recorded under PSI.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES — ACCOUNT 458

INSTRUCTIONS:	Provide a brief description of the services rendered to each nonassociate company.

                                    DIRECT     INDIRECT   COMPENSATION             EXCESS
                                     COSTS       COSTS      FOR USE                  OR        TOTAL
                                    CHARGED     CHARGED    OF CAPITAL    TOTAL   DEFICIENCY    AMOUNT
   NAME OF ASSOCIATE COMPANY         458-1       458-2       458-3       COST       458-4      BILLED
-------------------------------- ---------------------------------------------------------------------

                                     $   -     $   -         $  -       $  -      $   -        $  -
                                 ---------------------------------------------------------------------

                   TOTAL             $   -     $   -         $  -       $  -      $   -        $  -
                                 =====================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XVI — ANALYSIS OF CHARGES FOR SERVICE — ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:	Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Account            Description Of Items                    Associate Company Charges         Nonassociate Company Charges        Total Charges for Service
---------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                        Direct       Indirect                Direct  Indirect              Direct       Indirect
                                                         Cost          Cost      Total        Cost     Cost     Total       Cost          Cost           Total
---------------------------------------------------------------------------------------------------------------------------------------------------------------------

 920   Salaries and Wages                         $ 78,652,311  $158,236,359  $236,888,670    $ -     $  -     $  -     $ 78,652,311   $158,236,359   $ 236,888,670
 921   Office Supplies and Expenses                 15,205,986    37,614,977    52,820,963      -        -        -       15,205,986     37,614,977      52,820,963
 922   Administrative Expense Transferred - Credit           -             -             -      -        -        -                -              -               -
 923   Outside Services Employed                     7,713,747    33,231,167    40,944,914      -        -        -        7,713,747     33,231,167      40,944,914
 924   Property Insurance                                    -             -             -      -        -        -                -              -               -
 925   Injuries and Damages                            190,939     1,922,722     2,113,661      -        -        -          190,939      1,922,722       2,113,661
 926   Employee Pensions and Benefits               23,223,401    38,462,371    61,685,772      -        -        -       23,223,401     38,462,371      61,685,772
 928   Regulatory Commission Expense                   208,624             -       208,624      -        -        -          208,624              -         208,624
930.1  General Advertising Expenses                     20,925       379,975       400,900      -        -        -           20,925        379,975         400,900
930.2  Miscellaneous General Expenses                4,956,789     9,748,913    14,705,702      -        -        -        4,956,789      9,748,913      14,705,702
 931   Rents                                         4,934,051    35,623,504    40,557,555      -        -        -        4,934,051     35,623,504      40,557,555
 932   Maintenance of Structures and Equipment         665,458     4,690,920     5,356,378      -        -        -          665,458      4,690,920       5,356,378
 403   Depreciation                                          -     1,031,260     1,031,260      -        -        -                -      1,031,260       1,031,260
 404   Amortization Expense                              7,221     4,392,426     4,399,647      -        -        -            7,221      4,392,426       4,399,647
 408   Taxes Other Than Income Taxes                 4,057,876     9,115,694    13,173,570      -        -        -        4,057,876      9,115,694      13,173,570
 409   Income Taxes                                          -     1,875,510     1,875,510      -        -        -                -      1,875,510       1,875,510
 410   Provision for Deferred Income Taxes                   -        68,496        68,496      -        -        -                -         68,496          68,496
 411   Provision for Deferred Income Taxes - Credit          -    (2,022,237)   (2,022,237)     -        -        -                -     (2,022,237)     (2,022,237)
411.5  Investment Tax Credit                                 -             -             -      -        -        -                -              -               -
 421   Miscellaneous Income or Loss                 (2,231,991)        8,088    (2,223,903)     -        -        -       (2,231,991)         8,088      (2,223,903)
426.1  Donations                                             -             -             -      -        -        -                -              -               -
426.5  Other Deductions                                      -         2,635         2,635      -        -        -                -          2,635           2,635
 427   Interest on Long-term Debt                            -             -             -      -        -        -                -              -               -
 430   Interest on Debt to Associate Companies               -             -             -      -        -        -                -              -               -
 431   Other Interest Expense                                -             -             -      -        -        -                -              -               -
                                                 --------------------------------------------------------------------------------------------------------------------

                         Total Expenses           $137,605,336  $334,382,781  $471,988,117    $ -     $  -     $  -     $137,605,336   $334,382,781    $471,988,117
                                                 ====================================================================================================================

 419   Other Interest Income                          (228,508)   (1,291,915)   (1,520,423)     -        -        -         (228,508)    (1,291,915)     (1,520,423)
                                                 --------------------------------------------------------------------------------------------------------------------

                         TOTAL BILLING            $137,376,828  $333,090,866  $470,467,694    $ -     $  -     $  -     $137,376,828   $333,090,866    $470,467,694
                                                 ====================================================================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

 Account           Description Of Items                                                              DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                     TOTAL                   INFORMATION      METERS AND    ELEC. SYSTEM   INTERNAL   ELEC. TRANS.     ACCOUNTING
                                                    AMOUNT      OVERHEAD       SYSTEMS      TRANSPORTATION  MAINTENANCE    AUDITING  & DISTRIBUTION
------------------------------------------------------------------------------------------------------------------------------------------------------------------

  920      Salaries and Wages                   $ 236,888,670            -     25,406,063     10,660,111        9,012,197          -  21,493,208      10,290,534
  921      Office Supplies and Expenses            52,820,963            -     13,044,749        997,410        1,535,805    427,475   1,540,202       3,474,908
           Administrative Expense Transferred
  922       - Credit                                        -            -              -              -                -          -           -               -
  923      Outside Services Employed               40,944,914            -     10,181,496              -            2,963  3,858,446      58,422       3,761,976
  924      Property Insurance                               -            -              -              -                -          -           -               -
  925      Injuries and Damages                     2,113,661            -              -              -                -          -         130               -
  926      Employee Pensions and Benefits          61,685,772            -      8,248,168      3,738,784        2,430,792          -   7,573,015       3,099,973
  928      Regulatory Commission Expense              208,624            -              -              -                -          -           -           5,643
 930.1     General Advertising Expense                400,900            -              -              -                -          -           -               -
 930.2     Miscellaneous General Expenses          14,705,702            -        298,962        132,871          178,664          -     651,447         679,084
  931      Rents                                   40,557,555            -     13,043,224        127,729          196,181     40,269      96,270      18,158,403
           Maintenance of Structures and
  932       Equipment                               5,356,378            -      2,963,478          3,112            5,728          -       2,670               -
  403      Depreciation                             1,031,260     1,031,260             -              -                -          -           -               -
  404      Amortization Expense                     4,399,647     4,399,647             -              -                -          -           -               -
  408      Taxes Other Than Income Taxes           13,173,570            -      1,666,068        961,081          469,745          -     482,384         760,057
  409      Income Taxes                             1,875,510     1,875,510             -              -                -          -           -               -
  410      Provision for Deferred Income Taxes         68,496        68,496             -              -                -          -           -               -
           Provision for Deferred Income Taxes
  411       - Credit                               (2,022,237)   (2,022,237)            -              -                -          -           -               -
 411.5     Investment Tax Credit                            -             -             -              -                -          -           -               -
  421      Miscellaneous (Income) or Loss          (2,223,903)   (2,223,903)            -              -                -          -           -               -
 426.1     Donations                                        -             -             -              -                -          -           -               -
 426.5     Other Deductions                             2,635         2,635             -              -                -          -           -               -
  427      Interest on Long-term Debt                       -             -             -              -                -          -           -               -
           Interest on Debt to Associate
  430       Companies                                       -             -             -              -                -          -           -               -
  431      Other Interest Expense                           -             -             -              -                -          -           -               -
                                               -------------------------------------------------------------------------------------------------------------------

                      Total Expenses            $ 471,988,117    3,131,408     74,852,208     16,621,098       13,832,075  4,326,190  31,897,748      40,230,578
                                               ===================================================================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

 Account            Description Of Items                                                            DEPARTMENT OR SERVICE FUNCTION
---------------------------------------------------------------------------------------------------------------------------------------------------------
                                                       HUMAN     MATERIALS                 MARKETING &    ENVIRONMENTAL   PUBLIC  POWER ENG. &  INVESTOR
                                                     RESOURCES   MANAGEMENT  FACILITIES  CUST. RELATIONS     AFFAIRS     AFFAIRS  CONSTRUCTION RELATIONS
---------------------------------------------------------------------------------------------------------------------------------------------------------

  920     Salaries and Wages                      $43,421,088   8,737,729    2,573,113      16,970,757       1,474,884  3,543,936 12,041,381     393,028
  921     Office Supplies and Expenses                343,955   2,965,823    4,539,999       2,219,742       1,242,222  1,034,471    719,157     321,703
          Administrative Expense Transferred -
  922      Credit                                           -           -            -               -               -          -          -           -
  923     Outside Services Employed                 4,000,776     863,431    1,250,118       2,814,942       1,579,844    401,466    206,679   1,535,384
  924     Property Insurance                                -           -            -               -               -          -          -           -
  925     Injuries and Damages                        361,180           -            -               -               -          -     13,330           -
  926     Employee Pensions and Benefits            2,329,642   2,826,096    1,417,157       6,598,950         507,506  1,085,024  4,001,666     148,935
  928     Regulatory Commission Expense                     -           -          (10)              -               -     13,875          -           -
 930.1    General Advertising Expense                       -           -            -               -               -    400,900          -           -
 930.2    Miscellaneous General Expenses            6,170,919     247,559        2,881       1,652,700          62,124    171,038    615,040       2,712
  931     Rents                                       236,275      89,184    4,752,633         519,137          20,684    249,722     40,320      14,482
  932     Maintenance of Structures and Equipment           -           -    2,244,841         135,376               -        161      1,058           -
  403     Depreciation                                      -           -            -               -               -          -          -           -
  404     Amortization Expense                              -           -            -               -               -          -          -           -
  408     Taxes Other Than Income Taxes             1,628,423     565,702      281,843       1,339,136         108,727    247,057    796,368      30,200
  409     Income Taxes                                      -           -            -               -               -          -          -           -
  410     Provision for Deferred Income Taxes               -           -            -               -               -          -          -           -
  411     Provision for Deferred Income Taxes -
           Credit                                           -           -            -               -               -          -          -           -
 411.5    Investment Tax Credit                             -           -            -               -               -          -          -           -
  421     Miscellaneous (Income) or Loss                    -           -            -               -               -          -          -           -
 426.1    Donations                                         -           -            -               -               -          -          -           -
 426.5    Other Deductions                                  -           -            -               -               -          -          -           -
  427     Interest on Long-term Debt                        -           -            -               -               -          -          -           -
  430     Interest on Debt to Associate Companies           -           -            -               -               -          -          -           -
  431     Other Interest Expense                            -           -            -               -               -          -          -           -
                                                 --------------------------------------------------------------------------------------------------------

                  Total Expenses                  $58,492,258  16,295,524   17,062,575      32,250,740       4,995,991  7,147,650 18,434,999   2,446,444
                                                 ========================================================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

  Account         Description Of Items                                                      DEPARTMENT OR SERVICE FUNCTION
 ----------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                            POWER
                                                   LEGAL         RATES     FINANCE    RIGHT OF WAY     FUELS      PLANNING    EXECUTIVE    PLANNING
 ----------------------------------------------------------------------------------------------------------------------------------------------------

   920     Salaries and Wages                    $ 8,016,945   2,221,740  32,164,638       856,146    2,333,832     317,768   10,226,599  14,732,973
   921     Office Supplies and Expenses            2,682,011     112,271   6,470,675        30,082       94,762      64,451    4,674,810   4,284,280
           Administrative Expense Transferred -
   922       Credit                                        -           -           -             -            -           -            -           -
   923     Outside Services Employed               5,608,482       4,100   2,966,777             -          662     241,325    3,839,486     659,336
   924     Property Insurance                              -           -           -             -            -           -            -           -
   925     Injuries and Damages                       28,676           -   1,710,077             -            -           -          268           -
   926     Employee Pensions and Benefits          2,886,069     858,461   4,940,973       317,800      683,090     119,764    2,445,460   5,428,447
   928     Regulatory Commission Expense             153,792      33,573       1,733             -            -           -           18           -
  930.1    General Advertising Expense                     -           -           -             -            -           -            -           -
  930.2    Miscellaneous General Expenses          1,241,477       5,286   1,273,925       232,729            -       3,536      912,605     170,143
   931     Rents                                     186,543      66,357     361,271        14,067            -       8,296      277,181   2,059,327
           Maintenance of Structures and
   932       Equipment                                     -           -           -             -            -           -            -         (46)
   403     Depreciation                                    -           -           -             -            -           -            -           -
   404     Amortization Expense                            -           -           -             -            -           -            -           -
   408     Taxes Other Than Income Taxes             612,841     169,859   1,008,125        62,885      136,102      24,529      723,479   1,098,959
   409     Income Taxes                                    -           -           -             -            -           -            -           -
   410     Provision for Deferred Income Taxes             -           -           -             -            -           -            -           -
           Provision for Deferred Income Taxes
   411       - Credit                                      -           -           -             -            -           -            -           -
  411.5    Investment Tax Credit                           -           -           -             -            -           -            -           -
   421     Miscellaneous (Income) or Loss                  -           -           -             -            -           -            -           -
  426.1    Donations                                       -           -           -             -            -           -            -           -
  426.5    Other Deductions                                -           -           -             -            -           -            -           -
   427     Interest on Long-term Debt                      -           -           -             -            -           -            -           -
           Interest on Debt to Associate
   430       Companies                                     -           -           -             -            -           -            -           -
   431     Other Interest Expense                          -           -           -             -            -           -            -           -
                                                -----------------------------------------------------------------------------------------------------

                        Total Expenses           $21,416,836   3,471,647  50,898,194     1,513,709    3,248,448     779,669   23,099,906  28,433,419
                                                =====================================================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

                                                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

-----------------------------------------------------------------------------------------------------------------
                                                      DEPARTMENTAL SALARY EXPENSE
                                         -----------------------------------------------------------    NUMBER
           NAME OF DEPARTMENT                               INCLUDED IN AMOUNTS BILLED TO             PERSONNEL
                                                       ---------------------------------------------

        INDICATE EACH DEPARTMENT             TOTAL        PARENT          OTHER          NON-          END OF
           OR SERVICE FUNCTION              AMOUNT        COMPANY      ASSOCIATES     ASSOCIATES        YEAR
-----------------------------------------------------------------------------------------------------------------

Information Systems                       $ 25,406,063      224,408      25,181,655          -           269
Meters and Transportation                   10,660,111            -      10,660,111          -           164
Electric System Maintenance                  9,012,197       69,349       8,942,848          -            84
Marketing and Customer Relations            16,970,757            -      16,970,757          -           366
Electric Transmission and Distribution
   Engineering and Construction             21,493,208            -      21,493,208          -           298
Power Engineering and Construction          12,041,381            -      12,041,381          -           195
Human Resources                             43,421,088      370,350      43,050,738          -            56
Materials Management                         8,737,729       34,656       8,703,073          -           115
Facilities                                   2,573,113       19,064       2,554,049          -            68
Accounting                                  10,290,534      350,334       9,940,200          -           148
Power Planning                              14,732,973            -      14,732,973          -           172
Public Affairs                               3,543,936      221,394       3,322,542          -            45
Legal                                        8,016,945      127,579       7,889,366          -            98
Rates                                        2,221,740            -       2,221,740          -            26
Finance                                     32,164,638      899,013      31,265,625          -           159
Right of Way                                   856,146            -         856,146          -            15
Internal Auditing                                    -            -               -          -             -
Environmental Affairs                        1,474,884       22,426       1,452,458          -            22
Fuels                                        2,333,832            -       2,333,832          -            23
Investor Relations                             393,028       34,526         358,502          -             5
Planning                                       317,768       27,968         289,800          -             6
Executive                                   10,226,599      307,531       9,919,068          -            72
                                          -----------------------------------------------------------------------

               Total                      $236,888,670    2,708,598     234,180,072          -         2,406
                                          =======================================================================

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

          FROM WHOM PURCHASED (1)                         DESCRIPTION                                            AMOUNT
          -----------------------                         -----------                                            ------

 Audit and Financial Services:
 Crowe Chizek                               Professional Services Related to Sarbanes-Oxley Implementation    $  293,072
 Deloitte & Touche LLP                      Audit and Financial Consulting Services                            4,012,140
 PriceWaterhouseCoopers LLP                 Internal Audit Services                                            3,867,208
                                                                                                              ----------
                                               Sub-Total                                                       8,172,420
 Legal Services:
 AEMS LLC                                   Legal Services                                                    $  212,184
 AJW Group                                  Legal Services                                                       100,000
 Ernst & Young                              Legal Services                                                       331,236
 Hogan & Hartson                            Legal Services                                                       755,147
 Hunton & Williams                          Legal Services                                                       392,786
 Latham & Watkins                           Legal Services                                                       335,022
 Lexecon                                    Legal Services                                                       249,611
 Merrill Communications                     Legal Services                                                       179,492
 Nera                                       Legal Services                                                       272,609
 Pitney Bowes Management Services           Legal Services                                                       182,022
 Plews, Shadley, Racher & Braun             Legal Services                                                       641,789
 Skadden, Arps, Slate, Meagher & Flom, LLP  Legal Services                                                     1,689,332
 Special Counsel                            Legal Services                                                       114,252
 Tabors Caramanis & Associates              Legal Services                                                       270,435
 Thompson Hine & Flory LLP                  Legal Services                                                       383,739
                                                                                                              ----------
                                               Sub-Total                                                       6,109,656
 Other Services:
 ABB Power T&D Company, Inc.                Pace Process Assessment Study                                     $  132,546
 Accenture LLP                              Project Consulting Services for Commercial Business Unit             300,000
 Alpine Group                               Government Relations Consulting Services                             180,832
 Axentis                                    Consultant - Sarbanes-Oxley Implementation                           141,484
 Bell Tech.Logix, Inc.                      Information Technology Consulting Services                           440,733
 Cambridge Energy Research                  Energy Market Consulting Services                                    179,534
 Centennial, Inc.                           Information Technology Consulting Services                           199,600
 Comensura, Inc.                            Information Technology Contractor                                  1,763,474
 Corestaff Services                         Information Technology Consulting Services                         1,217,099
 CSC Consulting, Inc.                       Information Technology Consulting Services                         1,212,715
 Cyberdyne Systems, Inc.                    Information Technology Consulting Services                           121,976
 dbaDirect, Inc.                            Data Storage Support Services                                        157,839
 DTE, Inc.                                  Archibus Data Entry                                                  194,454
 Dutko Group, LLC                           Public Affairs Consulting                                            138,258
 Fleet Business Credit, LLC                 Information Technology Data Storage Services                         170,057
 Gallup Organization                        Human Resources Consulting Services                                  450,007
 Gerald Stewart                             Market Analysis Consulting Services                                  122,627
 Great Northern Consulting Services         Information Technology Consulting Services                           110,576
 Hartman Consulting, Inc.                   Contractor - Software Maintenance                                    490,148

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

                                          OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

          FROM WHOM PURCHASED (1)                         DESCRIPTION                                    AMOUNT
          -----------------------                         -----------                                    ------

 Other Services (Continued):
 The Hennegan Company                       Creative Design Consulting                                   238,040
 Hewitt & Associates LLC                    Benefit Consulting and Administration Services               110,119
 Hewlett-Packard                            Information Technology Consulting Services                   449,143
 IBM Corp.                                  Information Technology Consulting Services                   543,276
 ICF Consulting                             Environmental Consulting                                     167,049
 ICF Resources                              Environmental Consulting                                     136,765
 Internet Security Systems, Inc.            Information Technology Consulting Services                   158,169
 Labat Anderson, Inc.                       Environmental Consulting                                     233,201
 Lucrum, Inc.                               Information Technology Consulting Services                   616,068
 Manpower, Inc.                             Contract Labor Services                                      226,259
 Microsoft Corporation                      Information Technology Consulting Services                   306,396
 National City Bank                         Consulting Services - Executives                             506,307
 Oracle Corp.                               Informational Technology Consulting Services                 533,706
 Pantellos Group Limited                    Consulting - Management                                      483,265
 Prowolfe                                   Production and Design Consulting                             108,561
 RGA Labs, Inc.                             Software License                                             133,025
 RHR International Company                  Organizational Development Consulting Services               498,091
 Richard F. Hohlt                           Federal Legislation Consulting Services                      138,947
 Risk Capital Management Partners LLC       Risk Management Consulting Services                        1,292,937
 Risk Management Alternatives               Risk Management Consulting Services                        1,893,137
 Rosenbluth International                   In-house Travel Agency                                       174,033
 Sapient Corporation                        Risk Analytics Consulting Services                         1,703,284
 Spencer Stuart                             Human Resources Consulting Services                          227,702
 Syncrasy, LLC                              Weather License                                              259,800
 Towers Perrin, Inc.                        Actuarial Consulting Services                                242,481
 Triple Point Technology, Inc.              Information Technology Consulting Services                   933,562
 Wackenhut Corp.                            Security Guards                                              144,449
 Wyndham Mills International                Human Resources Consulting Services                          235,772
 Other (2)                                                                                             6,245,335
                                                                                                      ----------
                                                Sub-Total                                             26,662,838
                                                                                                      ----------
                                             Total Outside Services                                   40,944,914
                                                                                                      ==========

    (1)        All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

    (2)        Outside services performed that did not meet the $100,000 amount are totaled in this line item.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

EMPLOYEE PENSIONS AND BENEFITS — ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                          DESCRIPTION                                AMOUNT
                          -----------                                ------

            Pension                                              $  25,555,639
            Postretirement                                           6,735,955
            Medical/Dental insurance                                17,601,599
            401(k) contributions                                     6,084,436
            Work Life Programs                                       2,188,085
            Wellness Programs                                          141,222
            Employee Assistance Programs                               122,928
            Tuition Reimbursement                                      726,143
            Long-Term Disability                                       387,693
            Deferred Profit Sharing Contributions                      893,550
            Benefit Administration                                   1,248,522
                                                                 --------------

                              TOTAL                              $  61,685,772
                                                                 ==============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES — ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                             NAME OF PAYEE                            AMOUNT
-----------                             -------------                            ------

Advertising Fees - Customer Education   Amity Unlimited, Inc.                   $  9,842
                                        Bates USA                                365,652
                                        Herron Associates, Inc.                    4,705
                                        Service Industry Research Systems, Inc.    5,724
                                        Shaw Strategic Marketing                   7,030

Public Relations - Image Advertising    Heritage Media Corp.                       4,934

Various (1)                                                                        3,013
                                                                                ---------

                                                 TOTAL                          $400,900
                                                                                =========

    (1)        No amount in excess of $3,000 was applicable to a single payee.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES — ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

                    DESCRIPTION                                     AMOUNT
                    -----------                                     ------

       Information Systems Consulting and Services               $    494,462
       Company Membership Fees and Dues                             2,503,157
       Directors' Fees                                              1,201,914
       Relocation Expenses                                             70,165
       Miscellaneous Stores and Transportation Expenses             1,714,976
       Customer Records and Collections                               471,827
       Statement 88 Expenses (1)                                    6,138,392
       Other Miscellaneous Items                                    2,110,809
                                                                 -------------

                                   TOTAL                         $ 14,705,702
                                                                 =============

(1)     In 2003, Cinergy offered voluntary early retirement programs to certain individuals. Cinergy expensed the related costs in accordance with Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88).

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

RENTS — ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                  TYPE OF PROPERTY                              AMOUNT
                  ----------------                              ------

         Transportation                                     $      22,503
         Facilities                                            24,430,388
         Telecommunication Equipment                               24,595
         Office Equipment                                       1,708,848
         Computer Hardware and Software                        14,136,371
         Other                                                    234,850
                                                            -------------

                           TOTAL                            $  40,557,555
                                                            =============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME TAXES — ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                 KIND OF TAX                                      AMOUNT
                 -----------                                      ------

     Other Than U.S. Government Taxes:

           Property Taxes                                      $    260,304
           Franchise Tax                                                 50
           State Unemployment                                        32,267
           Other Income and Deductions                                  672
           General Tax                                                5,602
                                                               ------------

                                          Sub-total                 298,895
                                                               ------------
     U.S. Government Taxes:

           Social Security Taxes                                 12,727,536
           Federal Unemployment                                     147,139
                                                               ------------

                                          Sub-total              12,874,675
                                                               ------------

                                          TOTAL                $ 13,173,570
                                                               ============

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

DONATIONS — ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     NAME OF RECIPIENT                PURPOSE OF DONATION           AMOUNT
     -----------------                -------------------           ------

                                                                    $    -
                                                                    ------

                                             TOTAL                  $    -
                                                                    ======

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

OTHER DEDUCTIONS — ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

                DESCRIPTION           NAME OF PAYEE           AMOUNT
                -----------           -------------           ------

         Tax related penalty     Internal Revenue Service   $  2,635
                                                            --------

                                               TOTAL        $  2,635
                                                            ========

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

Schedule XVIII — NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV — Notes to Financial Statements.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

                                                          ORGANIZATION CHART
                                                          ------------------
                                                                   |
                                     Chairman of the Board, President, and Chief Executive Officer
                                                              - Executive
                                                                   |
          -------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
 Executive Vice                                                  Executive Vice President &      Executive Vice            Executive Vice
    President         Executive Vice       Executive Vice         Chief Executive Officer,      President & Chief         President, Chief
& Chief Financial       President,        President & Chief      Regulated Businesses            Executive Officer,       Legal Officer &    Senior Vice President
     Officer        Corporate Services  Administrative Officer      Business Unit              Commercial Business Unit  Assistant Secretary  & Chief Risk Officer
------------------------------------------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------------------------------------
 -Accounting            -Finance         -Facilities            - Electric System              -Electric System            -Legal             -Finance
 -Finance               -Planning        -Finance                   Maintenance                   Maintenance                                 -Internal Audit
 -Investor Relations                     -Human Resources       - Electric Transmission        -Environmental Affairs                         -Planning
 -Planning                               -Information Systems     & Distribution, Engineering  -Finance
                                         -Materials Management    & Construction               -Fuels
                                         -Meters and            -Environmental Affairs         -Marketing and
                                            Transportation      -Facilities                       Customer Service
                                         -Public Affairs        -Finance                       -Planning
                                                                -Marketing and                 -Power Engineering
                                                                   Customer Relations             and Construction
                                                                -Meters and Transportation     -Power Planning
                                                                -Planning
                                                                -Power Planning
                                                                -Public Affairs
                                                                -Rates
                                                                -Right of Way
 -----------------------------------------------------------------------------------------------------------------------------------------------------------------

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1. Sales Ratio

A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2. Electric Peak Load Ratio

A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3. Number of Customers Ratio

A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4. Number of Employees Ratio

A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

5. Construction Expenditures Ratio

A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6. Circuit Miles of Electric Distribution Lines Ratio

A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

METHODS OF ALLOCATION — continued

7. Number of Central Processing Unit Seconds Ratio

A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8. Revenues Ratio

A ratio based on total revenues for the immediately preceding twelve calendar months, the numerator of which is for a non-utility Client Company or Service Company Function and the denominator of which is for all Client Companies and/or the Service Company. This ratio will be determined annually or at such time as may be required due to a significant change.

9. Direct Cost Ratio

A ratio, based on the direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and non-utility). This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2003:     None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2003

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Cinergy Services, Inc. ------------------------------- (Name of Reporting Company)
By: /s/ Lynn J. Good --------------------------------- (Signature of Signing Officer)
Lynn J. Good, Vice President and Comptroller ----------------------------------------------------- (Printed Name and Title of Signing Officer)
Date: April 29, 2004